Brian Cascio	April 7, 2014

Accounting Branch Chief Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re: Invensense Inc.

Form 10-K for the Fiscal Year Ended March 31, 2013

Filed June 14, 2013

Amendment No. 1 to Form 8-K

Filed January 16, 2014

File No. 001-35269

Dear Mr. Cascio:

We enclose herewith, responses to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission in its comment letter dated March 25, 2013. Below we have noted the Staff’s comments in bold face type and InvenSense (“the Company”)’s responses in regular type.

Form 10-K for the Fiscal Year Ended March 31, 2013

Item 15. Financial Statements and Exhibits

Note 6. Income Taxes, page 86

1. We note the discussion that your effective tax rate for the 2013 fiscal year was lower than the U.S. statutory rate because you changed the estimate of earnings attributable to your domestic versus foreign operations. Please describe for us in greater detail your process for determining the location in which to attribute earnings that are subject to tax. Please tell us specifically how this process and estimate was changed during the 2013 fiscal year.

Response

During our Fiscal Year 2011, our U.S. parent company, InvenSense, Inc., established and entered into a research and development cost sharing arrangement (“CSA”) with its British Territory Cayman Island incorporated subsidiary. At the time, during FY 2011, the Company hired a third party expert valuation firm to calculate an arm’s length perpetual royalty which would be used for our Cayman Island subsidiary to compensate the U.S. parent company for the value of intellectual property historically created by the U.S. parent company. At that time, the third party valuation firm calculated a royalty rate based on a 10 year estimated sales projection prepared in 2011, which included an allocation of sales to U.S. based and foreign customer locations. The estimates of amounts of sales and related earnings attributable to the Company’s U.S. and foreign operations (which have lower tax rates) impacts the effective tax rate estimates used to prepare our financial statements.

The intercompany CSAs provide for a periodic review of the royalty rates and amounts payable. During fiscal year 2013, the companies reviewed the royalty rates and amounts payable in effect between them, again with the assistance of a third party valuation firm. At that time, it was determined that the estimated sales projections and royalty rates payable, including the estimated proportion of foreign sales relative to U.S. sales, had changed. Specifically, with respect to sales, the locations of our estimated sales changed from 90% foreign and 10% U.S. based sales as of FY 2011 to 97% foreign and 3% US based sales as of FY 2013. Practically speaking, as of our FY 2013, substantially all, or more, of our customers or their contract manufacturer partners had decided to purchase our components for the manufacture of their consumer electronics goods outside of the U.S.

Accordingly, based upon the third party valuation work and changes in estimated sales, the Company revised its intercompany agreements in FY 2013. The perpetual royalty rates changed as well as the estimates of proportion of foreign sales and earnings relative to U.S. sales and earnings. Therefore, these changes in tax provision computation related estimates were reflected in our tax provision for FY 2013 as disclosed in Note 6 to the consolidated financial statements.

Form 8-K/A filed January 16, 2014

Exhibit 99.1

2. We see that you have provided an audited Statement of Revenues and Direct Expenses for the nine months ended August 3, 2013 and a Statement of Net Assets to be Sold as of August 3, 2013. Please tell us how the periods provided in these audited financial statements comply with Rule 3-05(b)(2) of Regulation S-X.

Response

As described in Rule 3-05(b)(2) of Regulation S-X, the Company performed the three separate tests to determine the significance of the acquired MEMS microphone business line of Analog Devices, Inc. (“Acquiree”): the Investment test, the Asset test, and the Income test. The test that resulted in the highest significance level was used to determine the audited financial statement periods of the MEMS microphone business line that must be presented. Based on the performance of these three separate tests, the Company determined that it met the significance threshold of 20% but not 40% for the Investment test (the two other tests were both substantially below 20%). This significance threshold requires that the Company present audited financial statements as of end of the Acquiree’s most recent fiscal year. We note that our letter to the Division of Corporation Finance’s Office of the Chief Accountant dated October 10, 2013 stated that we anticipated the level of significance to exceed 50%. Subsequent to that letter, we determined the fair value of the purchase consideration, which is used for the investment test, and found that the level of significance was below 40%.

The Company makes reference to a letter from the SEC to the Company dated October 23, 2013 (in response to our above-mentioned letter) where the Company requested to provide audited statements of net assets acquired and of revenues and direct expenses of the Acquiree in satisfaction of Rule 3-05 of Regulation S-X. In addition and under Regulation S-X, Rule 3-06(b), the Company is permitted to provide audited financial statements of an Acquiree for a period of 9 to 12 months to satisfy the one year requirement under Rule 3-05. The Acquiree’s FY’13 fiscal year ended on October 31, 2013 with August 3, 2013 representing the nine months ending interim period. Based on the above set of facts, the Company has presented the following audited abbreviated financial statement information for the MEMS Microphone Product Line as follows:

•	Audited Statement of Revenues and Direct Expenses for the Nine Months ended August 3, 2013.

•	Audited Statement of Net Assets to be Sold as of August 3, 2013.

3. In this regard, please tell us how you have adjusted the audited financial information of the Microphone Product Line to prepare the pro forma statement of income included in exhibit 99.2 in consideration of Rule 11-02(c)(3) of Regulation S-X.

Response:

As noted in the response to comment 2 above, Microphone Product Line’s (or MPL) year end is October 31, 2013. The financial statements presented to comply with Rule 3-05 are for the nine months ended August 3, 2013.

After reviewing the staff’s comment, we acknowledge the potential confusion that may arise from the disclosure in Note 3 to the pro forma financial information, which states: The historical financial statements of MPL as presented in the unaudited pro forma combined condensed financial statements were derived from unaudited abbreviated financial statements of MPL for the fiscal year ended March 31, 2013 and for the six months ended September 29, 2013.

In arriving at the MPL financial information used to prepare the unaudited pro forma financial statements for the fiscal year ended March 31, 2013, we obtained assistance and additional information from Acquiree financial personnel and:

•	Started with the audited nine month ended August 3, 2013 statement of revenues and direct expenses;

•	Deducted the following periods included in the audited statement of revenues and direct expenses: April 1, 2013 through August 3, 2013;

•	Added information prepared on a similar basis to the statement of revenues and direct expenses for the periods from April 2, 2012 through October 31, 2012;

In arriving at the MPL financial information used to prepare the unaudited pro forma financial statements for the six months ended September 29, 2013, we obtained assistance and additional information from Acquiree financial personnel and:

•	Started with the audited nine months ended August 3, 2013 statement of revenues and direct expense;

•	Deducted the following periods included in the audited statement of revenues and direct expenses: November 1, 2012 through March 31, 2013;

•	Added information prepared on a similar basis to the statement of revenues and direct expenses for the periods from August 3, 2013 to September 29, 2013;

We also acknowledge that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 408-501-2227 to discuss any additional information you may need in order to conclude on this issue. Thank you for your consideration of this matter.

Sincerely,

/s/ Alan Krock.
Chief Financial Officer

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